Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

MAG SILVER CORP. (the “Issuer”)

328 – 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

Item 2

Date of Material Change

May 24, 2007

Item 3

News Release

The Issuer issued a news release at Vancouver, British Columbia on May 24, 2007 through Filing Services Canada Inc.

Item 4

Summary of Material Change

MAG Silver Corp. announced assay results from Holes SD and MG combined with visual results from Holes ID and IE indicate a minimum 1,000 metre (1 kilometre) strike length for the Valdecañas Vein.

Item 5.1

Full Description of Material Change

Please see the Issuer’s news release dated May 24, 2007 (NR#07-13) for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9

Date of Report

Dated May 24, 2007